SECURITIES AND EXCHANGE COMMISSION

                       Washington, D.C.  20549


                              FORM 11-K



(Mark One)

        ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
__X___  EXCHANGE ACT OF 1934 (NO FEE REQUIRED)


For the fiscal year ended December 31, 2001


OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
______  SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED



                   Commission File Number   0-3797


          The MasTec, Inc. 401(k) Retirement Savings Plan
                      (Full title of the plan)



                            MasTec, Inc.
                        3155 NW 77th Avenue
                          Miami, FL  33122

              (Name of issuer of the securities held
              pursuant to the plan and the address of
                  its principal executive office)

             The MasTec, Inc. 401(k) Retirement Savings Plan


                   Audited Financial Statements
                    and Supplemental Schedules

               Years ended December 31, 2001 and 2000




                            Contents

Report of Independent Certified Public Accountants. . . . . . .  1
Report of Independent Certified Public Accountants. . . . . . .  2

Audited Financial Statements

Statements of Net Assets Available for Benefits . . . . . . . .  3
Statement of Changes in Net Assets Available for Benefits . . .  4
Notes to Financial Statements . . . . . . . . . . . . . . . . .  5


Supplemental Schedules

Schedule H, line 4i-Schedule of Assets (Held At End of Year). . 12
Schedule H, line 4j-Schedule of Reportable Transactions . . . . 14

      Report of Independent Certified Public Accountants

The Plan Administrator
The MasTec, Inc. 401(k)
Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Savings Plan as of December 31, 2001, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001, and the changes in its net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2001 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young, LLP


Atlanta, Georgia
July 2, 2002

Report of Independent Certified Public Accountants

To the Participants and Administrator of The MasTec, Inc. 401(k) Retirement Savings Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of The MasTec, Inc. 401(k) Retirement Savings Plan (the "Plan") at December 31, 2000 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the statement of net assets available for benefits is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of net assets available for benefits, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of net assets available for benefits presentation. We believe that our audit of the statement of net assets available for benefits provides a reasonable basis for our opinion.


/s/ PricewaterhouseCoopers LLP

Miami, Florida
May 25, 2001

               The MasTec, Inc. 401(k) Retirement Savings Plan

             Statements of Net Assets Available for Benefits


                                             December 31,
                                          2001          2000
                                      -------------------------
Assets
Cash                                  $   371,106   $   600,503
Investments, at fair value             25,785,097    26,571,656


Receivables:
  Contributions from plan participants    378,484       582,575
  Contributions from employer             506,608       214,638
                                      -----------   -----------
Total receivables                         885,092       797,213
                                      -----------   -----------
Total assets                           27,041,295    27,969,372

Liabilities


Refund of excess contributions             68,978             -
                                      -----------   -----------
Total liabilities                          68,978             -
                                      -----------   -----------
Net assets available for benefits     $26,972,317   $27,969,372
                                      ===========   ===========


See accompanying notes.

         The MasTec, Inc. 401(k) Retirement Savings Plan

    Statement of Changes in Net Assets Available for Benefits

                  Year Ended December 31, 2001


Additions

Investment income:
  Dividend and interest income                          $    121,269


Contributions:
  Participants                                             6,432,921
  Employer                                                 2,105,438
                                                        ------------
                                                           8,538,359
                                                        ------------
Total additions                                            8,659,628


Deductions

Net depreciation in fair value of investments              5,835,208
Administrative expenses                                        7,926
Benefit payments                                           3,813,549
                                                        ------------
Total deductions                                           9,656,683
                                                        ------------


Net decrease in net assets available for benefits           (997,055)
Net assets available for benefits at beginning of year    27,969,372

                                                        ------------
Net assets available for benefits at end of year        $ 26,972,317
                                                        ============



See accompanying notes.

           The MasTec, Inc. 401(k) Retirement Savings Plan

                   Notes to Financial Statements

                        December 31, 2001


1. Description of the Plan

The following description of The MasTec, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of MasTec, Inc., (the Company) who have at least six months of service and are age twenty-one or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The effective date of the Plan is December 1, 1984. The Plan was amended and restated in its entirety effective January 1, 2000. The amendments incorporated the requirements of the Uruguay Round Agreements Act, Uniformed Services Employment and Reemployment Rights Act of 1994, Small Business Job Protection Act of 1996, Taxpayer Relief Act of 1997 and the Internal Revenue Service Restructuring and Reform Act of 1998.

Contributions

Each year, participants may elect to defer from 1% to 15% of pretax annual compensation received during the year, as defined by the Plan. Participants may contribute amounts representing distributions from other qualified defined contribution or defined benefit plans at the discretion of the Plan administrator. The Company makes discretionary matching contributions for participants. For 2001, the Company contributed 50% of the first 4% of gross salary that a participant contributes to the Plan.

Contributions from participants are recorded when payroll deductions are made. Company contributions accrue to the Plan at the payroll deduction dates.

Upon enrollment, a participant may direct employee contributions in 1% increments to any of the Plan's fund options. Participants may change their investment options daily.

The Company matching contribution is in the form of Company common stock and is not subject to participant direction. The discretionary Company contributions accrue to the Plan when declared and are remitted prior to the date the Company files its federal income tax return for the corresponding fiscal year of the Company. During the year ended December 31, 2001, discretionary contributions of $2,105,438 were made to the Plan.

Participants' Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan investment results. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. If a participant separates from service before vesting, the portion of the account attributable to Company contributions is forfeited. Forfeited balances of participants' nonvested accounts are used to reduce future Company contributions or pay administrative expenses of the Plan.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. A Plan year during which an employee works for at least one thousand hours is counted as one year of vesting service. A participant becomes 100% vested in the remainder of his or her accounts upon the occurrence of any of the following events:

  (a)  The participant dies while still in service as an employee;

  (b) The participant becomes totally and permanently disabled while still in service as an employee; or

  (c)  The Plan is terminated by the Company.

Vesting in the Company contribution portion of their account plus actual earnings thereon is based on the years of continuous service. This is based upon a gradual vesting scale applies as follows:

            Years of Service           Percentage
            -------------------------------------
                  1                       33%
                  2                       66%
              3 or more                  100%


Participant Loans

A participant is only entitled to make a withdrawal from his or her account prior to separation from service if the participant qualifies for a hardship withdrawal or a participant loan. The Plan's loan feature allows participants and beneficiaries to borrow up to a maximum equal to the lesser of $50,000 or 50% of their accrued vested benefit. The loans bear interest at the published prime rate in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or may exceed 5 years for the purchase of a primary residence. Loans provide level amortization for repayments to be made not less frequently than on a quarterly basis.

Payments of Benefits

Upon termination of service due to death, disability, or retirement, a participant receives payment of the vested accrued benefit in a single lump sum or the payment can be deferred until a later retirement age upon election by the participant. For termination of service due to other reasons, a participant is entitled to receive only the vested percentage of his account balance.

2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared in conformity with accounting principles generally accepted in the United States. Certain reclassifications of prior year amounts have been made to conform to the 2001 presentation.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, pooled separate accounts and guaranteed accounts. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

Investment Valuation

Plan investments are stated at fair value. The MasTec, Inc. Common Stock is valued at its quoted price on the last business day of the Plan year. The units of participation in pooled separate accounts are valued at fair value, which represents the redemption values established by Great-West Life & Annuity Insurance Company, the custodian, on the last business day of the Plan year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Participant loans are valued at their outstanding balances, which approximate fair value.

Investment in Contracts Issued by Insurance Companies

The investment contracts are recorded at fair value at the end of each day, which represent contributions and reinvested income, less any withdrawals plus accrued interest.

Administrative Expenses

All administrative expenses of the Plan are chargeable to the Plan. The Company may, at its sole discretion, pay any such expenses, in whole or in part.

Benefit Payments

Benefits are recorded when paid.

Undistributed Payments

The Plan has approximately $68,978 of excess participant deferrals as of December 31, 2001, which will be refunded to Plan participants subsequent to year-end.

3. Investments

Information about the net assets and significant components of changes in net assets related to the investment that includes nonparticipant-directed amounts is as follows:

                                                   December 31,
Net Assets:                                     2001         2000
----------                                   -----------------------

Investments at fair value:
   MasTec, Inc. Common Stock(a)                $2,896,152   $3,842,745

                                                          Year ended
                                                         December 31,
                                                             2001
                                                         ------------

Changes in net assets:
---------------------

   Net depreciation in fair value of investments         $(3,323,313)
   Contributions from plan participants                      865,425
   Contributions from employer                             1,515,296
   Benefit payments                                           (4,001)
                                                         -----------

                                                         $  (946,593)
                                                         ===========


The fair values of individual investments that represent 5% or more of the Plan's net assets at December 31, 2001 and 2000, are as follows:

                                                       December 31,
                                                     2001        2000
                                                  -----------------------

Great-West Life & Annuity Insurance Company:
  Maxim Money Market                              $4,258,240   $3,895,208
  Profile Series 1 - Aggressive Mix                2,197,431    2,417,756
  Profile Series 3 - Moderate Mix                  2,008,881          (b)
  Profile Series 2 - Moderately Aggressive Mix     1,787,436    1,671,764
  American Century Ultra                           1,593,193    1,845,961

Participant Loans                                  1,357,791          (b)
MasTec, Inc. Common Stock (a)                      2,896,152    3,842,745

  (a)  nonparticipant-directed
  (b)  below 5% in prior year

The Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in fair value for the year ended December 31, 2001 as follows:

   Pooled Separate Accounts                                  $(2,511,895)
   Common Stock                                               (3,323,313)
                                                             -----------
                                                             $(5,835,208)
                                                             ===========

4.  Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated June 17, 1997, stating that the Plan is qualified under
Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator has indicated that it will take the necessary steps, if any, to maintain the Plan's qualified status. During February 2002 the Plan was amended and the Plan sponsor applied for a new determination letter as a result of this amendment effective
January 1, 2002.

5.  Party-in-Interest Transactions

Certain Plan investments include shares of pooled separate accounts managed by the custodian. Therefore, such transactions are considered party-in-interest transactions. The Plan held investments in Company common stock with a fair value of approximately $2,896,000 and $3,843,000 as of December 31, 2001 and 2000, respectively.

6.  Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants become 100% vested in their employer Contributions.


SUPPLEMENTAL SCHEDULES


           The MasTec, Inc. 401(k) Retirement Savings Plan

                    EIN: 65-0261425 Plan No.: 001
                        Schedule H, Line 4i-

              Schedule of Assets (Held At End of Year)

                         December 31, 2001

(a)         (b)                        (c)               (d)         (e)
                                                                   Current
     Identity of Issue      Description of Investment    Cost       Value
----------------------------------------------------------------------------

(*) Great-West Life &
    Annuity Insurance
    Company:
                         Pooled Separate Accounts
                         Maxim Money market               #      $ 4,258,240
                         Profile Series 1-Aggressive Mix  #        2,197,431
                         Profile Series 3 - Moderate Mix  #        2,008,881
                         Profile Series 2 - Moderately
                            Aggressive Mix                #        1,787,436
                         American Century Ultra           #        1,593,193
                         Fidelity Advisor Growth
                           Opportunities                  #          950,313
                         AIM Constellation A              #          904,803
                         Putnam Fund for Growth
                           Opportunities                  #          669,312
                         Janus Worldwide                  #          578,433
                         Janus Twenty                     #          563,378
                         Orchard Index 500                #          467,843
                         AIM Weingarten                   #          460,837
                         Fidelity Advisor Equity Income   #          425,409
                         AIM Charter                      #          327,828
                         Profile Series 4 - Moderately
                           Conservative Mix               #          327,211
                         Dreyfus Premier Technology
                           Growth A                       #          320,823
                         Maxim Growth Index               #          298,399
                         Profile Series 5 -
                           Conservative Mix               #          286,282
                         INVESCO Health Sciences          #          242,586
                         Putnam Global Growth A           #          241,410
                         Maxim T Rowe Price MidCapGrowth  #          194,093
                         Lord Abbett Developing Growth
                           Fund                           #          188,073
                         American Century Equity Income   #          176,160
                         MFS Capital Opportunities        #          161,224
                         Maxim Value Index                #          159,676
                         Maxim Loomis Sayles Small Cap
                           Sales                          #          150,537
                         Dreyfus Emerging Leaders         #          140,282
                         Invesco Growth Inv.              #          122,140
                         Fidelity Advisors Overseas       #          115,884
                         INVESCO Financial Services       #          111,851
                         Orchard Index 600                #          104,699
                         Maxim US Government Mortgage
                           Securities                     #          101,932
                         American Century Income & Growth
                           Adv.                           #          100,988
                         Maxim Bond Index                 #           92,059
                         Maxim Loomis Sayles Corporate
                           Bond                           #           85,139
                         Lord Abbett Bond Debenture       #           59,810
                         Maxim Index Pacific              #           53,916
                         Maxim Index European             #           53,334
                         Maxim Global Bond                #           52,598
                         Lord Abbett Bond Debenture       #           47,708
                         Maxim Index Pacific              #           38,911
                         Maxim Index European             #           33,688
                         Maxim Global Bond                #           33,468
                         Maxim Short Term Maturity        #           30,144
                         Maxim Invesco ADR                #           27,466
                         Maxim Ariel Small Cap Value      #           20,282
                                                                  ----------
                                                                  21,366,110
(*) Great-West Life &
    Annuity Insurance
    Company:
                         Insurance Company Investment
                         Contracts
                         Guaranteed Certificate Fund      #           63,323
                         Guaranteed Certificate Fund      #           48,732
                         Guaranteed Certificate Fund      #           29,793
                                                                  ----------
                                                                     141,848


   First Colony Life Ins Co First Colony Life Ins Fund    #           23,196

(*)Mastec, Inc.          Common Stock                  6,591,141   2,896,152

(*)Participant Loans     Interest rates ranging from
                           5.75% to 10.5%                          1,357,791
                                                                 -----------
                                                                 $25,785,097
                                                                 ===========

(*)  Indicates a party-in-interest investment to the Plan.
(#) Cost information has not been included because investments are participant directed.

           The MasTec, Inc. 401(k) Retirement Savings Plan

                    EIN: 65-0261425 Plan No.: 001
                        Schedule H, Line 4j-

                 Schedule of Reportable Transactions

                For the year ended December 31, 2001


             Description of
            Asset (including                              Current
             interest rate                                Value of     Net
Identity     and maturity                                 Asset on    Gain
of Party       in case      Purchase  Selling  Cost of  Transaction    or
Involved      of a loan)     Price     Price    Asset       Date     (Loss)
  (a)            (b)          (c)       (d)      (g)        (h)        (i)
------------ ------------ ---------- -------- ---------- ---------- --------

Category (iii) A series of transactions in excess of 5% of Plan assets:


MasTec, Inc. Common Stock $2,808,498 $      - $2,808,498 $2,808,498 $      -
                                   -  431,778    802,356    431,778 (370,578)


Columns (e) and (f) have been excluded as the information is not applicable.

There were no category (i), (ii) or (iv) reportable transactions in 2001.

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                    THE MASTEC, INC.
                                    401(k) RETIREMENT SAVINGS PLAN




Date:  July 12, 2002                /s/ DONALD P. WEINSTEIN
                                    -----------------------
                                    Donald P. Weinstein
                                    Executive Vice President
                                    Chief Financial Officer
                                    (Trustee)



Date:  July 12,2002                 /s/ JOSE M. SARIEGO
                                    ---------------------
                                    Jose M. Sariego
                                    Senior Vice President -
                                    General Counsel
                                    (Trustee)

                        EXHIBITS

Exhibit 23.1:


    Consent of Independent Certified Public Accountants

We consent to the incorporation by reference in the Registration Statement on Form S-8 (033-55327) pertaining to The MasTec, Inc. 401(k) Retirement Savings Plan of our report dated July 2,
2002, with respect to the financial statements and supplemental schedules of The MasTec, Inc. 401(k) Retirement Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.


/s/ Ernst & Young LLP


Atlanta,Georgia
July 12, 2002

Exhibit 23.2:



    Consent of Independent Certified Public Accountants


We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (File No. 033-55327) of MasTec, Inc. of our report dated May 25, 2001 relating to the statement of net assets available for benefits of The MasTec, Inc. 401(k) Retirement Savings Plan, which appears in this Form 11-K.


/s/ PricewaterhouseCoopers LLP


Miami, Florida
July 12, 2002